United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale clarifies press reports

Rio de Janeiro, June 24, 2026 – In attention to press reports released in Brazilian media today, Vale S.A. (“Vale” or the “Company”) reiterates its commitment to transparency and legal compliance, acting in line with best governance practices in the global market. Decisions are made on a technical and independent basis and in the best interest of Vale, in compliance with the Company’s policies and governance rules, which have been and continue to be followed with respect to the matters set forth below, as well as in the analysis and deliberation of other matters of interest to Vale.

Investment assessments regarding Bahia Mineração S.A.

As previously disclosed to the market, the Company evaluates investment opportunities in the regular course of its activities, particularly those involving assets with potential contribution to the Company’s strategic priorities. Capital allocation decisions follow a rigorous evaluation process, including technical, economic, and financial aspects, and are made in accordance with the Company’s policies and governance rules. In this context, the Company assessed the opportunity and did not approve any investment related to Bahia Mineração S.A. – Bamin.

Optimization of Railway Concession Agreements

As previously disclosed to the market, the Company also reiterates that negotiations regarding the optimization of the Concession Agreements of the Carajás Railway (EFC) and the Vitória-Minas Railway (EFVM) (“Concession Agreements”) are ongoing with the Ministry of Transport (MT), the National Land Transport Agency (ANTT), and Infra S.A. (INFRA), within the scope of their respective legal competences.

Vale reaffirms its commitment to the guidelines and general principles for the optimization of railway concession agreements established in the agreement executed on December 30, 2024, notably regarding the asset base and infrastructure works. The Company is in full compliance and will continue to fully comply with all obligations set forth in the Concession Agreements. It is expected that the completion of the optimization of the Concession Agreements, once approved by the Federal Court of Accounts (TCU), will provide greater predictability, legal certainty, and finality regarding the obligations and investments associated with Vale’s two railway concessions, ensuring the appropriate balance between rights and responsibilities and contributing to the Company’s long-term operational efficiency, with the sustainability of the integrated logistics system.

Mini-Mines Program

Lastly, Vale clarifies that it has adopted, for several years, the concept of business partnerships in Brazil with smaller mining companies, also referred to as “mini-mines.” Through these partnerships—primarily aimed at the acquisition of products for final sale or for concentration/blending to compose product mixes—Vale enhances flexibility in its portfolio and improves cost efficiency, while making better use of its logistics capacity. The Company reinforces that decisions regarding such partnerships are made on a technical basis and in the best interest of Vale, following evaluation by a multidisciplinary committee established by management. Decisions are made in accordance with applicable governance procedures, and all commercial relationships with partners and suppliers are conducted in line with Vale’s Code of Conduct, other Company policies, and in accordance with best governance practices in the global market.

Vale reiterates that it will continue to keep the market duly informed in a timely manner of any material fact regarding its business.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 24, 2026		Director of Investor Relations